E-Z TECH CORPORATION, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Cash Flows From Operating Activities		
Net Income	$ 310,268	$ 39,562
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	9,702	11,244
Loss on asset disposal	-	14,932
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	38,752	(5,430)
(Increase)/Decrease in inventory	(508,740)	254,917
(Increase)/Decrease in prepaid expenses	(164)	22,707
(Increase)/Decrease in other current assets	(2,972)	-
Increase/(Decrease) in accounts payable	233,660	(137,453)
Increase/(Decrease) in accrued expenses	73,127	9,686
Increase/(Decrease) in deferred revenues	76,529	1,005
Increase/(Decrease) in accrued interest payable		-
Net Cash Provided By (Used In) Operating Activities	230,162	211,170
Cash Flows From Investing Activities		
Purchase of property and equipment	-	(10,944)
Net Cash Used In Investing Activities	-	(10,944)
Cash Flows From Financing Activities		
Line of credit proceeds/(repayments), net	(470)	63,717
Note payable repayments, net of proceeds	(29,499)	(266,054)
Revenue loan repayments	(277,631)	(333,941)
Loan payable repayments	(8,210)	(490)
Net Cash Used in Financing Activities	(315,810)	(536,768)
Net Change In Cash	(85,648)	(336,542)
Cash at Beginning of Period	133,237	469,779
Cash at End of Period	$ 47,589	$ 133,237
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.